EXHIBIT 10.50

MAXIM INTEGRATED PRODUCTS, INC.
CHANGE IN CONTROL EMPLOYEE SEVERANCE PLAN
FOR NON-U.S. BASED EMPLOYEES

This Change in Control Employee Severance Plan (this "Plan") is hereby adopted for the benefit of certain employees of the Company (as defined herein) on the terms and conditions stated below. The Plan is intended to help the Company retain and recruit qualified employees, maintain a stable work environment, and provide economic benefits set forth in the Plan to eligible employees if their employment with the Company is terminated without Cause (as defined herein) or for Good Reason (as defined herein) within 24 months after, or within a defined period before, a Change in Control (as defined herein) occurs.

Section 1   Definitions. For the purpose of this Plan:

1.   "Agency Personnel" shall mean persons who are engaged through a third-party agency.

2.   "Affiliate" means, with respect to any individual or entity, any other individual or entity who, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such individual or entity.

3.   "Board" means the Board of Directors of the Parent.

4.   "Cause" means that the Eligible Employee has: (a) willfully and continually failed to substantially perform, or been grossly negligent in the discharge of, his or her duties to the Company (other than by reason of a "disability" or "serious medical condition" as such terms are defined under applicable law), which failure or negligence continues for a period of 10 business days or more after a written demand for performance is delivered to the Eligible Employee by the Company, which reasonably identifies the manner in which the Company believes that the Eligible Employee has not substantially performed, or been grossly negligent in the discharge of, his or her duties; (b) been convicted of or pled nolo contendere to a felony; or (c) breached any agreement with, fiduciary or confidentiality duty owed to, or code of conduct or policy of the Company or any Affiliate of the Company (which code or policy has been previously published or communicated to the Eligible Employee). Notwithstanding the foregoing, the definition of Cause in clause (c) above will not apply to acts or omissions that are both (i) isolated and unintentional, and (ii) insignificant in their adverse effect on the Company, unless the Company has given written notice to the Eligible Employee describing the proscribed action in reasonable detail and the Eligible Employee has failed to remedy the acts or omissions described in such notice within 10 business days after the Eligible Employee is given such notice. In addition, in the case of any Level I Employee, a determination of Cause must also have been first approved or ratified subsequently by the Board.

5.   A "Change in Control" will be deemed to mean the first of the following events to occur after the Effective Date:
        (a)   any person or group of persons (as defined in Section 13(d) and 14(d) of the Exchange Act) together with its affiliates, but excluding (i) the Parent or any of its subsidiaries, (ii) any employee benefit plans of the Company, or (iii) a corporation or other entity owned, directly or indirectly, by the stockholders of the Parent in substantially the same proportions as their ownership of stock of the Parent (individually, a "Person" and collectively, "Persons"), is or becomes, directly or indirectly, the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of securities of the Parent representing 50% or more of the combined voting power of the Parent's then-outstanding securities (not including in the securities beneficially owned by such Person any securities acquired directly from the Parent or its Affiliates);

        (b)   the consummation of a merger or consolidation of the Parent or any direct or indirect subsidiary of the Parent with any other corporation or other entity regardless of which entity is the survivor, other than a merger or consolidation which would result in the voting securities of the Parent outstanding immediately prior thereto continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Parent, such surviving entity or any parent thereof outstanding immediately after such merger or consolidation; or

(c)   the stockholders of the Parent approve a plan of complete liquidation or winding-up of the Parent or there is consummated an agreement for the sale or disposition of all or substantially all of the Company's assets.

6.   "CIC Covered Period" means the period commencing on the date a Change in Control occurs and ending on the second anniversary of such date.

7.   "Company" means the direct or indirect subsidiary of the Parent employing an Eligible Employee, or any successors thereto.

8.   "Disability" means a physical or mental condition entitling the Eligible Employee to benefits under any Company long-term disability plan, or if no such plan then-exists, a "permanent and total disability" or similar condition as determined by the Company in accordance with applicable laws.

9.   "Effective Date" means November 9, 2009.

10.   "Eligible Employee" means any Level I Employee, Level II Employee, Level III Employee, Level IV Employee or Level V Employee who is employed on the date of a Change in Control other than: (a) employees who have entered into written separation agreements signed by the Company (or have been given notice of termination) at any time prior to the commencement of a Potential Change of Control Period; (b) interns, casual, or part-time employees or Agency Personnel, unless otherwise required by applicable law; (c) temporary employees who have employment agreements with a fixed term of no more than 12 months, unless otherwise required by applicable law; or (e) employees who are regularly paid on a U.S. payroll. The status of an individual as an employee of the Company or an Eligible Employee for the purposes of this Plan will be based on the Company's payroll records as of the date of a Change of Control. In no event will any subsequent reclassification of any employee of, or service provider to, the Company as a result of a government audit or otherwise have any effect on such individual's eligibility under this Plan or his/her status as an Eligible Employee hereunder. Any Level I Employee, Level II Employee, Level III Employee, Level IV Employee or Level V Employee who otherwise satisfies the definition of "Eligible Employee" in this Section 1.10 is referred to in this Plan as an "Eligible Level I Employee," "Eligible Level II Employee," "Eligible Level III Employee," "Eligible Level IV Employee" or "Eligible Level V Employee," as the case may be. Any references in this Plan to "full-time employee," "exempt employee," "non-exempt employee," "temporary employee" or words of similar import will have the meaning(s) ascribed thereto in the Company's benefits, health and welfare plans and payroll records as in effect from time to time.

11.   "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

12.   "Fundamental Board Change" means the following individuals cease for any reason to constitute a majority of the number of directors then-serving: individuals who, on the Effective Date, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Parent) whose appointment or election by the Board or nomination for election by the Parent's stockholders was approved or recommended by a vote of at least two-thirds of the directors then still in office who either were directors on the Effective Date, or whose appointment, election or nomination for election was previously so approved or recommended;

13.   "Good Reason" means the occurrence of any of the following events on or following a Change in Control without the Eligible Employee's express written consent, provided the Eligible Employee gives notice to the Company of the Good Reason event within 90 days after the Eligible Employee has actual knowledge of the Good Reason event and such event(s) is not fully corrected or otherwise remedied in all material respects by the Company within 30 days following its receipt of such notice from the Eligible Employee:

(a)   a material diminution in the Eligible Employee's duties or responsibilities from those in effect immediately prior to the Change in Control (including, but not limited to, in the case of a Level I Employee who reports directly to the Chief Executive Officer of the Parent immediately prior to a Change in Control, if, after such Change in Control, such Level I Employee no longer reports directly to the chief executive officer of a public company), it being understood that:

(i)   "a material diminution in the Eligible Employee's duties or responsibilities" is not established by one or more of the following changes, whether alone or in combination with other changes: (A) a change in job title; (B) except as expressly provided in Section 1.15(a), a change in reporting relationships; or (C) any change in an Eligible Employee's duties or responsibilities of a type that the Company has historically caused or permitted in the two years prior to the Change in Control;

(ii)   under no circumstances will a promotion or an increase in the number of employees or projects to be managed or an increase in the budget to be managed constitute "a material diminution in the Eligible Employee's duties or responsibilities"; and

(iii)   "a material diminution in the Eligible Employee's duties or responsibilities" would be established if an Eligible Employee is reassigned to perform job functions in a discipline that is materially different than the discipline in which the Eligible Employee worked prior to the Change in Control (e.g. , a design engineer is assigned to work in manufacturing), without regard to similarity of job level;

(b)   a 10% or greater reduction in the Eligible Employee's annual base salary (as reflected in the Company's records) as of immediately prior to the Change in Control

(c)   a 10% or greater reduction in the Eligible Employee's annual target bonus opportunity as of immediately prior to the Change in Control; or

(d)   the relocation of the Eligible Employee's principal place of employment to a location more than 97 kilometers from the Eligible Employee's principal place of employment immediately prior to the Change in Control, except for required travel on the Company's business to an extent substantially consistent with the Eligible Employee's business travel obligations as of immediately prior to the Change in Control.
Notwithstanding the foregoing, any change in the Eligible Employee's duties or responsibilities or any relocation of the Eligible Employee's principal place of employment will not constitute Good Reason if such Eligible Employee either requested, volunteered to undertake, or consented in writing to, such change or relocation.

14.   "Level I Employee" means (a) the Chief Executive of the Parent, (b) any Group President of the Parent, or (c) any Senior Vice President or Vice President of the Parent.

15.   "Level II Employee" means any full-time employee of the Company with the job title immediately prior to a Change in Control of Managing Director of the Company and as reported on the Company's payroll records as such. This also includes part-time employees where required by applicable law.

16.   "Level III Employee" means any full-time employee of the Company with the job title immediately prior to a Change in Control of Executive Director of the Company and as reported on the Company's payroll records as such. This also includes part-time employees where required by applicable law.

17.   "Level IV Employee" means any other exempt full-time employee of the Company reported on the Company's payroll records as "C HR10 01 - Active-Salaried FT," and specifically excluding Level I Employees, Level II Employees, Level III Employees and Level V Employees. This also includes part-time employees where required by applicable law.

18.   "Level V Employee" means any non-exempt full-time employee reported on the Company's payroll

records as "C HR10 03 - Active-Hourly FT." This also includes part-time employees where required by applicable law.

19.   "Named Executive Officers" means (a) the executive officers of the Parent (i) listed in the "Summary Compensation Table" (or successor form of disclosure) that is included in the most recent filing by the Parent under the Securities Act or Exchange Act, and (ii) serving in such capacity immediately prior to the applicable Severance Date, and (b) such additional individuals who would be so listed within such a filing if such filing were made immediately prior to the applicable Severance Date.

20.   "Parent" means Maxim Integrated Products, Inc., a Delaware corporation.

21.   "Plan" means the Maxim Integrated Products Change in Control Employee Severance Plan, as set forth herein and as it may be amended from time to time.

22.   "Potential Change in Control" will be deemed to have occurred if the event set forth in any one of the following paragraphs will have occurred:

        (a)   the Parent or a direct or indirect subsidiary of the Parent enters into an agreement, the consummation of which would result in the occurrence of a Change in Control; or

        (b)   the Parent or a direct or indirect subsidiary of the Parent or any Person publicly announces an intention to take or to consider taking actions which, if consummated, would constitute a Change in Control.

23.   "Potential Change in Control Period" means the period beginning upon the occurrence of a Potential Change in Control and ending upon the earliest to occur of (a) the consummation of the Change in Control, or (b) the one-month anniversary of the abandonment of the transaction or series of transactions that constitute a Potential Change in Control (as determined by the Parent in its sole discretion).

24.   "Severance" means (a)(i) the involuntary termination of an Eligible Employee's employment by the Company, other than for Cause, death or Disability, or (ii) a termination of an Eligible Employee's employment by the Eligible Employee for Good Reason, and (b) which termination in each case occurs either (x) following a Change in Control and during the CIC Covered Period, or (y) during a Potential Change in Control Period in which, or upon the end of which, a Change in Control is in fact consummated. Notwithstanding the foregoing, a Severance will not be deemed to have occurred for any purpose if an Eligible Employee's employment is terminated or transferred as part of the transaction structuring or post-transaction integration process upon or after a Change in Control if such Eligible Employee is rehired or transferred in connection with such transaction structuring or integration and the rehiring does not otherwise constitute a Good Reason event.

25.   "Severance Date" means, as the case may be, the date on which an Eligible Employee incurs a Severance during a CIC Covered Period, or the date on which a Change in Control is consummated in the case of a Severance during a Potential Change in Control Period. Notwithstanding the foregoing, where the Eligible Employee is entitled under law, contract or otherwise, to any period of notice of termination, "Severance Date" means the date on which such notice expires.

Section 2   Change in Control Severance Benefits.

1.   Generally. Subject to Sections 2.5 and 5.2 hereof, each Eligible Employee will be entitled to the greater of either: (a) the severance payments and benefits pursuant to the applicable provisions of Section 2 of this Plan if such Eligible Employee incurs a Severance, or (b) the severance benefits under any written severance agreement signed by such Eligible Employee and an officer of the Company (if applicable).

2.   Payment of Accrued Obligations. Subject to Section 5.2 hereof, the Company will pay to each Eligible Employee who incurs a Severance a lump sum payment in cash, paid as soon as practicable but no later than the earlier

of any payment date required by applicable local law or 10 days after the Severance Date, equal to the sum of (a) all payments required by applicable local law, including the Eligible Employee's accrued but unpaid base salary and any accrued but unpaid vacation pay through the Severance Date, and (b) the Eligible Employee's unpaid and undeferred bonus or commission pay, if any, actually earned in accordance with the applicable Company bonus or commission plan prior to the Severance Date.

3. One Time Cash Payment Based on Cash Compensation. Subject to Sections 2.5 and 5.2, each Eligible Employee who incurs a Severance will be entitled to a lump sum payment, less any amounts required to be withheld or deducted under applicable law, paid as soon as practicable but in no event later than 75 days after the Severance Date, equal to the applicable amount set forth in this Section 2.3:

(a) Level I Employees. Each Eligible Level I Employee who incurs a Severance will be entitled to a one-time cash payment equal to two times (2x) the sum of (x) such employee's annual base salary in effect immediately prior to the Severance Date, and (y) the average performance bonus earned with respect to the most recent three fiscal years of the Company ending before the fiscal year in which the Severance Date occurs (i.e., payment = 2x [annual base salary + average performance bonus earned in 3 most recent fiscal years]).

(b) Level II Employees. Each Eligible Level II Employee who incurs a Severance will be entitled to a one-time cash payment equal to two times (2x) the sum of (x) such employee's annual base salary in effect immediately prior to the Severance Date, and (y) the average performance bonus earned with respect to the most recent three fiscal years of the Company ending before the fiscal year in which the Severance Date occurs (i.e., payment = 2x [annual base salary + average performance bonus earned in 3 most recent fiscal years]).

(c) Level III Employees. Each Eligible Level III Employee who incurs a Severance will be entitled to a one-time cash payment equal to the sum of (x) such employee's annual base salary in effect immediately prior to the Severance Date, and (y) the average performance bonus earned with respect to the most recent three fiscal years of the Company ending before the fiscal year in which the Severance Date occurs (i.e., payment = annual base salary + average performance bonus earned in 3 most recent fiscal years).

(d) Level IV Employees. Each Eligible Level IV Employee who incurs a Severance will be entitled to a one-time cash payment equal to the product obtained by multiplying (x) an amount equal to four times (4x) such employee's weekly base salary (calculated by taking the individual's annual base salary in effect immediately prior to the Severance Date and dividing by 52), by (y) the amount obtained by dividing the number of full months of employment at the Company by 12, provided that such one-time cash payment will not exceed the employee's annual base salary in effect immediately prior to the Severance Date (i.e., payment = [4x (annual salary/52)] x [full months of employment/12]).

(e) Level V Employees. Each Eligible Level V Employee who incurs a Severance will be entitled to a one-time cash payment equal to the product obtained by multiplying (x) an amount equal to two times (2x) such employee's then-weekly pay rate in effect immediately prior to the Severance Date (including, for such purpose, any shift differential but excluding overtime pay), by (y) the amount obtained by dividing the number of full months of employment at the Company by 12, provided that such one-time cash payment will not exceed 52 weeks of pay, based on the employee's rate in effect immediately prior to the Severance Date (i.e., payment = [2x (weekly pay rate] x [full months of employment/12]).

4. Benefit Continuation. Subject to Sections 2.5, 4 and 6.2 hereof, in the case of an Eligible Employee who participates in any Company-paid benefits under any private group medical, vision and dental plan of the Company prior to the Potential Change of Control Period, as opposed to any government plans or social security systems that are not covered by this provision, and who incurs a Severance, commencing on the date immediately following such Eligible Employee's Severance Date and continuing for the period set forth below (the "Welfare Benefit Continuation Period"), the Company will provide, at the Company's sole expense, to each such Eligible Employee (and anyone entitled to claim under or through such Eligible Employee) all Company-paid benefits under such private group medical, vision and dental plan of the Company (as in effect immediately prior to such Eligible Employee's Severance Date),

to the same extent as if such Eligible Employee had continued to be an Eligible Employee of the Company during the Welfare Benefit Continuation Period. To the extent that such Eligible Employee's participation in Company benefit plans, if any, is not practicable or permissible by applicable law, the Company will arrange to provide, at the Company's sole expense, such Eligible Employee (and anyone entitled to claim under or through such Eligible Employee) with equivalent benefits under an alternative arrangement during the Welfare Benefit Continuation Period. The Welfare Benefit Continuation Period will range from six to 24 months for such Eligible Employees as follows:

        (a)   Eligible Level I Employees: 24 months

        (b)   Eligible Level II Employees: 24 months

        (c)   Eligible Level III Employees: 12 months

        (d)   Eligible Level IV Employees: 12 months

        (e)   Eligible Level IV Employees: 6 months

Notwithstanding the foregoing, to the extent that an Eligible Level I Employee is otherwise entitled, under a written employment agreement entered into prior to the Effective Date, to a longer Welfare Benefit Continuation Period and/or more beneficial welfare benefits than that described in this Section 2.4, such employment agreement will supersede and govern any inconsistency with this Section 2.4 (without duplication of benefits).

     5.   Release; Restrictive Covenants; Benefit Commencement Date. No Eligible Employee who incurs a Severance will be eligible to receive any payments or other benefits under the Plan (other than payments under Section 2.2) unless, within 45 days following such Eligible Employee's Severance Date, he or she first executes a release in favor of the Parent and others of any claims relating to stock options, restricted stock units and any other equity-based awards granted or assumed by the Parent, and a separate release, releasing the Company and others from any other claims, in a form reasonably determined by the Company and required to comply with applicable law (collectively, a "Release"), and such Release becomes effective and has not been revoked by the Eligible Employee. Provided that the Eligible Employee executes and does not revoke the Release in accordance with the requirements of this Section 2.5, any payments or other benefits under the Plan will commence (the "Benefit Commencement Date") on or before the 75th calendar day following the Severance Date; all payments or benefits accrued during the period between the Severance Date and Benefit Commencement Date will be provided in full on the Benefit Commencement Date. If the Eligible Employee does not execute and return such Release such that it does not become effective within the foregoing period (or within a 20-day extension period thereafter), the Eligible Employee will cease to be entitled to any payments or benefits under this Plan (other than under Section 2.2). In addition, payment and other benefits under this Plan will cease as of the date that the Eligible Employee breaches any of the material provisions of such Eligible Employee's Proprietary Information and Inventions Agreement, or other similar agreement then in effect.

Section 3   Plan Administration.

     1.   The Company will administer the Plan and may interpret the Plan, prescribe, amend and rescind rules and regulations under the Plan and make all other determinations necessary or advisable for the administration of the Plan, subject to all of the provisions of the Plan and applicable law, and in an effort to conform the Plan, to the maximum extent possible under applicable law, to the provisions of the Maxim Integrated Products, Inc. Severance Plan for U.S.-based Employees.

     2.   The Company may delegate any of its duties hereunder to such person or persons from time to time as it may designate.

     3.   The Company is empowered, on behalf of the Plan, to engage accountants, legal counsel and such other personnel as it deems necessary or advisable to assist it in the performance of its duties under the Plan. The functions of any such persons engaged by the Company will be limited to the specified services and duties for which

they are engaged, and such persons will have no other duties, obligations or responsibilities under the Plan. Such persons will exercise no discretionary authority or discretionary control respecting the management of the Plan. All reasonable expenses thereof will be borne by the Company.

Section 4   Plan Modification or Termination.

1.   As long as no Potential Change in Control Period or CIC Covered Period is in effect, the Company may amend or terminate the Plan at any time without any liability to any Eligible Employee, Plan participant or beneficiary or other employee of, or service provider to, the Company, consistent with applicable law and in an effort to conform the Plan, to the maximum extent possible under applicable law, to the provisions of the Maxim Integrated Products, Inc. Severance Plan for U.S.-based Employees. During any Potential Change in Control Period or CIC Covered Period, the Company may not, except as provided in Section 4.2, (a) terminate the Plan or (b) amend the Plan if such amendment would in any manner be adverse to the interests of any Plan participant or beneficiary, consistent with applicable law. Any action taken by the Company during the CIC Covered Period to cause an Eligible Employee to no longer be designated as a Level I Employee or Level II Employee, or to decrease the payments or benefits for which an Eligible Employee is eligible will be treated as an amendment to the Plan which is adverse to the interests of any Eligible Employee. Any amendment to this Section 4 during the CIC Covered Period, will be treated as an amendment to the Plan which is adverse to the interests of any Eligible Employee.

2.   Notwithstanding the foregoing Section 4.1:

(a)   the Company may amend the Plan at any time and in any manner necessary to comply with applicable law; and

(b)   provided that no Fundamental Board Change has occurred in connection with a Potential Change in Control, the Company may during any Potential Change in Control Period terminate the Plan or amend the Plan in any manner as part of any Board-approved transaction that would constitute a Change in Control, consistent with applicable law.

Section 5   General Provisions.

1.   Limitation on Assignment. Except as otherwise provided herein or by law, no right or interest of any Eligible Employee under the Plan will be assignable or transferable, in whole or in part, either directly or by operation of law or otherwise, including without limitation by execution, levy, garnishment, attachment, pledge or in any manner; no attempted assignment or transfer thereof will be effective; and no third party creditors of an Eligible Employee will have any right or interest in any Eligible Employee's rights or interests under the Plan. When a payment is due under this Plan to a severed employee who is unable to care for his or her affairs or dies after accruing benefit rights under the Plan, payment may be made directly to his or her legal guardian or personal representative, executor or estate administrator, as the case may be.

2.   Reduction for Other Severance Benefits. If the Company, Parent or any subsidiary thereof (including, for the purpose of this Section 5.2, any controlled Affiliate thereof) is obligated by law or by contract to pay severance pay, a termination indemnity, give or pay notice, or the like, then any severance pay and/or benefits hereunder will be reduced by the amount of any such severance pay, termination indemnity, notice pay or notice given, or the like, as applicable, by the amount of any such payment.

3.   No Right to Continued Employment. Neither the establishment of the Plan, nor any modification thereof, nor the creation of any fund, trust or account, nor the payment of any benefits will be construed as giving any Eligible Employee, or any person whomsoever, the right to be retained in the service of the Company, and all Eligible Employees will remain subject to discharge to the same extent as if the Plan had never been adopted.

4.   Severability. If any provision of this Plan is determined to be invalid, illegal or unenforceable, the remaining provisions of this Plan will not affect any other provisions hereof, and this Plan will be construed and

enforced as if such provisions had not been included.

5.   <u>Successors</u>. Except for limitations on assignment set forth in Section 5.1, this Plan will be binding upon and inure to the benefit of the Company and each Eligible Employee and their respective successors, assigns, heirs, executors, and administrators.

6.   <u>Language</u>. All words used in this Plan should be construed to be of such gender or number as the circumstances require. The headings and captions herein are provided for reference and convenience only and are not intended to affect the construction or interpretation of this Plan.

7.   <u>Unfunded Plan</u>. The Plan will not be required to be funded unless such funding is authorized by the Board in its sole discretion. Regardless of whether the Plan is funded, no Eligible Employee will have any right to, or interest in, any assets of the Parent or the Company which may be applied by the Parent or the Company to the payment of benefits or other rights under this Plan.

8.   <u>Notice</u>. Any notice or other communication required or permitted pursuant to the terms hereof will have been duly given when delivered or mailed by mail, first class, postage prepaid (or such local equivalent thereof), addressed to the intended recipient at his, her or its last known address.

9.   <u>Governing Law</u>. This Plan will be construed and enforced in accordance with the laws of the jurisdiction in which the Eligible Employee is regularly payrolled (without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any other jurisdiction).

10.   <u>Withholding</u>. All benefits hereunder will be reduced by withholding of any applicable income and social security tax or other taxes and charges, and will be subject to applicable tax reporting, as the Company may deem necessary or appropriate for purposes of compliance with applicable tax laws.

Section 6   Claims, Inquiries, Appeals.

1.   <u>Applications for Benefits and Inquiries</u>. Any application for benefits, inquiries about the Plan or inquiries about present or future rights under the Plan must be submitted to the Company.

2.   <u>Denial of Claims</u>. In the event that any application for benefits is denied in whole or in part, the Company must notify the applicant, in writing, of the denial of the application, and of the applicant's right to review the denial. The written notice of denial will be set forth in a manner designed to be understood by the employee, and will include specific reasons for the denial, specific references to the Plan provision upon which the denial is based, a description of any information or material that the Company needs to complete the review and an explanation of the Plan's review procedure.

This written notice will be given to the employee within 30 days after the Company receives the application, unless special circumstances require an extension of time, in which case, the Company has up to an additional 30 days for processing the application. If an extension of time for processing is required, written notice of the extension will be furnished to the applicant before the end of the initial 30-day period.

This notice of extension will describe the special circumstances necessitating the additional time and the date by which the Company is to render his or her decision on the application. If written notice of denial of the application for benefits is not furnished within the specified time, the application will be deemed to be denied. The applicant will then be permitted to appeal the denial in accordance with the review procedure described below.

3.   <u>Request for a Review</u>. Any person (or that person's authorized representative) for whom an application for benefits is denied (or deemed denied), in whole or in part, may (but without any obligation to do so) appeal the denial by submitting a request for a review to the Parent within 60 days after the application is denied (or deemed denied). The Parent will give the applicant (or his or her representative) an opportunity to review pertinent documents

in preparing a request for a review and submit written comments, documents, records and other information relating to the claim.

A request for review must set forth all of the grounds on which it is based, all facts in support of the request and any other matters that the applicant feels are pertinent. The Parent may require the applicant to submit additional facts, documents or other material as he or she may find necessary or appropriate in making his or her review.

4.   Decision on Review. The Parent will act on each request for review within 20 days after receipt of the request, unless special circumstances require an extension of time (not to exceed an additional 20 days), for processing the request for a review. If an extension for review is required, written notice of the extension will be furnished to the applicant within the initial 20-day period. The Parent will give prompt, written notice of his or her decision to the applicant. In the event that the Parent confirms the denial of the application for benefits in whole or in part, the notice will outline, in a manner calculated to be understood by the applicant, the specific Plan provisions upon which the decision is based. If written notice of the Parent's decision is not given to the applicant within the time prescribed in this Section 6.4 the application will be deemed denied on review.

5.   Rules and Procedures. The Company may establish rules and procedures, consistent with the Plan, as necessary and appropriate in carrying out his or her responsibilities in reviewing benefit claims. The Company may require an applicant who wishes to submit additional information in connection with an appeal from the denial (or deemed denial) of benefits to do so at the applicant's own expense.

6.   Exhaustion of Remedies. No claim for benefits under the Plan may be brought in any forum until the claimant (a) has submitted a written application for benefits in accordance with the procedures described by Section 7.1 above, (b) has been notified by the Company that the application is denied (or the application is deemed denied due to the Company's failure to act on it within the established time period), (c) has filed a written request for a review of the application in accordance with the appeal procedure described in Section 6.3 above and (d) has been notified in writing that the Company has denied the appeal (or the appeal is deemed to be denied due to the Company's failure to take any action on the claim within the time prescribed by Section 6.4 above).

7.   Attorneys' Fees. In the event of any dispute under this Plan, the court may award attorneys' fees as provided under applicable laws.